Act: 34
Section: 15(d)
Rule:
Public
Availability: 3-23-04

04025089

March 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weirton Steel Corporation
Incoming letters dated March 4, 2004 and March 22, 2004

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding reports required to be filed with the Commission under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. We note in this regard that an active trading market exists for the company's common stock. Specifically, despite the company's belief that there have been 5 market makers for the company's common stock, the OTC Bulletin Board reports 17 active market makers for the company's common stock as of March 22, 2004. In addition, although not included in the company's letters, the trading volume for the company's common stock during the months preceding the letters generally ranged in the hundreds of thousands to millions of shares per day. The emphasis in the company's letters on the "minimal" market value of trading rather than the extensive nature and extent of trading noted above is inconsistent with the protection of investors, because it focuses solely on market value rather than market interest.

Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jonathan A. Ingram
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2004

James A. Testa
Attorney & Counselor at Law
26 Primrose Circle
Princeton, New Jersey 08540

Re: Weirton Steel Corporation

Dear Mr. Testa:

In regard to your letters of March 4, 2004 and March 22, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

JAMES A. TESTA
ATTORNEY & COUNSELOR AT LAW
26 PRIMROSE CIRCLE
PRINCETON, NEW JERSEY 08540
(732) 274-9455
(732) 274-9456 FAX
JATESTA70@AOL.COM

March 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: David Lynn, Esq.

Re: Weirton Steel Corporation, Commission File No. 001-10244

Gentlemen:

Reference is made to the letter of the undersigned dated March 4, 2004 requesting from the staff, on behalf of the above registrant, no-action relief permitting modified, reduced reporting under the Securities Exchange Act of 1934 based on the circumstances described therein.

After discussion, the registrant understands that its request will not be granted based on the staff's 1997 interpretation of "minimal" trading standards stemming from a Commission release issued almost 32 years ago. The registrant has been informed that the staff will not reconsider its interpretation in light of the particular circumstances applicable to this case -- a minimal market value of trading in the registrant's equity securities coupled with certainty that the traded securities are valueless in the registrant's imminent bankruptcy liquidation. For its part, the registrant believes the staff's position elevates form over underlying economic substance and fails to balance costs and benefits in the best interests of all the registrant's investors and other claimants.

Accordingly, since it continues to believe relief is merited, the registrant has instructed me not to withdraw its request.

Very truly yours,

James A. Testa

James A. Testa

cc: William R. Kiefer, Esq.

JAMES A. TESTA
ATTORNEY & COUNSELOR AT LAW
26 PRIMROSE CIRCLE
PRINCETON, NEW JERSEY 08540
(732) 274-9455
(732) 274-9456 FAX
JATESTA70@AOL.COM

March 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Weirton Steel Corporation, Commission File No. 001-10244

Ladies and Gentlemen:

On behalf of Weirton Steel Corporation, a Delaware corporation ("Weirton" or the "Company"), I hereby request, based upon the facts and circumstances discussed below, that the Staff indicate it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company follows the modified reporting procedures set forth herein in lieu of continuing to file regular periodic reports specified under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder.

Background

The Company is a major integrated domestic steelmaker. It was incorporated in 1982, commenced business in 1984 and operated as an entity wholly owned by its employees through an employee stock ownership plan until 1989. In June 1989, its Common Stock (par value $.01 per share) was registered under Section 12(b) of the Exchange Act and thereafter traded on the New York Stock Exchange (the "NYSE"). After being delisted from the NYSE, since September 2001, the Common Stock has remained registered under Section 12(g) of the Exchange Act and has traded on the OTC Bulletin Board. As of July 31, 2003, Weirton had 42,077,327 shares of Common Stock outstanding held by approximately 3,900 stockholders (excluding participants holding stock through its ESOPs).[1]

During the past three years, the domestic steel industry has been devastated by numerous adverse and unprecedented economic developments. These have led to bankruptcies, closings, liquidations and reorganizations affecting most of the industry's productive capacity. Attempting to preserve its liquidity, solvency and long-term viability under these conditions, in 2001 and 2002, the Company, among other things, replaced and revised its bank credit facilities,

[1] The Company also has the following debt and equity securities registered under Section 12(g) of the Exchange Act: (i) 11 3/8% Senior Notes due 2004; (ii) 10 ¾ % Senior Notes due 2005; (iii) 10% Senior Secured Notes due 2008); and (iv) Convertible, Redeemable Preferred Stock, Series C (par value $.10 per share). All are available for trading on the OTC Bulletin Board.

renegotiated its labor contracts, initiated force reduction, cost and vendor savings programs, restructured its publicly held debt through exchange offers and obtained pension funding relief.

These events and developments were disclosed and reported, as they occurred, in the Company's regular, periodic and other filings made under the Exchange Act, as well as in its registration statements under the Securities Act of 1933 and press releases issued by the Company from time to time which were not filed under the Exchange Act. In all these matters, and in fact since the time Weirton's Common Stock became registered under the Exchange Act, the Company has been timely in meeting its obligations to file periodic reports under the Exchange Act.

The voluntary measures taken by the Company and its employees, creditors, customers and vendors ultimately proved insufficient. On May 19, 2003, the Company filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of West Virginia (the "Bankruptcy Court") (Bankruptcy No. 5:03-BK-1802) (the "Bankruptcy Filing"). The Bankruptcy Filing was reported in Weirton's Current Report on Form 8-K filed on May 19, 2003 and elaborated on in greater detail in its Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed on May 21 2003 pursuant to a timely submitted Form 12b-25.

Chapter 11 is the primary business reorganization resource under the Bankruptcy Code, and its fundamental objective is the consummation of a plan of reorganization looking to rehabilitate a debtor. In filing for protection under Chapter 11, it was the Company's intention to develop and implement a plan of reorganization and, upon confirmation and consummation of that plan, to emerge from bankruptcy as promptly as practicable.

The commencement of a Chapter 11 case creates a bankruptcy estate, and the Bankruptcy Code allows a debtor to continue to manage its business affairs and remain in possession of its property as a "debtor-in-possession." In that capacity and according to orders of the Bankruptcy Court issued from time to time, Weirton continued since the Bankruptcy Filing to operate its steelmaking and finishing business in substantially the same manner as before. To permit it to do so, on May 20, 2003, the Company obtained from institutional lenders (for whom Fleet Capital Corporation serves as agent) a combination revolving and term Debtor-in-Possession Credit Facility (the "DIP Facility") of up to $225.0 million available for up to 18 months and secured by first liens on substantially all Weirton's assets. The DIP Facility contains significantly more stringent restrictions on Weirton, including covenants requiring the attainment of improved financial performance and more numerous potential events of default, than the Company's pre-petition indebtedness, public or private. The occurrence of one or more events of default under the DIP Facility, unless cured or waived, would permit the lenders to terminate that facility, thereby depriving Weirton of funding for working capital necessary to operate the business and, in all probability, causing liquidation of the debtor's assets.

Since the Bankruptcy Filing, Weirton continued making on a timely basis all normal filings of periodic and current reports required under the Exchange Act, including the following:

(i) Current Report on Form 8-K, May 19, 2003
(ii) Quarterly Report on Form 10-Q, May 21, 2003
(iii) Current Report on Form 8-K, July 8, 2003
(iv) Current Report on Form 8-K, July 21, 2003
(v) Current Report on Form 8-K, July 21, 2003
(vi) Current Report on Form 8-K, August 4, 2003

(vii) Quarterly Report on Form 10-Q, August 14, 2003
(viii) Current Report on Form 8-K, August 15, 2003
(ix) Current Report on Form 8-K, September 15, 2003
(x) Current Report on Form 8-K, October 16, 2003
(xi) Current Report on Form 8-K, October 21, 2003
(xii) Current Report on Form 8-K, October 22, 2003
(xiii) Quarterly Report on Form 10-Q, November 14, 2003
(xiv) Current Report on Form 8-K, November 18, 2003
(xv) Current Report on Form 8-K, December 15, 2003;
(xvi) Current Report on Form 8-K, January 12, 2004;
(xvii) Current Report on Form 8-K, February 3, 2004:
(xviii) Current Report on Form 8-K, February 18, 2004; and
(xix) Current Report on Form 8-K, February 18, 2004

Each of the Company's periodic reports complied as to form with the Sarbanes-Oxley Act of 2002, including without limitation all certifications, which were given without exception.

In addition to the periodic reports, the Current Reports on Form 8-K filed by the Company on a regular basis since August 15, 2003 have included as exhibits, where applicable, the Monthly Operating Reports ("MORs") of the Company, as debtor, for each previous month required to be prepared under Bankruptcy Code rules and to be filed with the Bankruptcy Court and United States Trustee. As noted in the disclosures forming part of the current reports, although the MORs are not prepared in accordance with rules under the Exchange Act, they provide detailed financial information concerning the debtor's interim operations and other facts and information related to the business of interest to those with claims under the Bankruptcy Code. Believing that dissemination of the MORs is also in the interests of investors (who may or may not also be claimants), the Company has provided this information in connection with its Exchange Act filings.

Furthermore, as matters have developed, the Company has disclosed the following material events and factors relating to the bankruptcy.

(i) On October 7, 2003 it filed an initial Plan of Reorganization with the Bankruptcy Court;

(ii) On November 13, 2003, it filed a First Amended Plan of Reorganization ("Reorganization Plan") with the Bankruptcy Court and a Disclosure Statement to accompany the Reorganization Plan;[2]

(iii) On November 13, 2003, the Emergency Steel Loan Guaranty Board ("ESLGB"), the federal agency which supervises a program of guaranteeing loans to qualified domestic steelmakers, conditionally approved the issuance of guarantees of indebtedness to be incurred by Weirton in connection with consummating the Reorganization Plan;

[2] Among other things, the Reorganization Plan provided for cancellation of the Common Stock and all other existing equity interests in Weirton without any payment or other consideration therefor. The Disclosure Statement, which was distributed to all claimants of record in the bankruptcy, contained a detailed and comprehensive discussion and review of factors relating to the bankruptcy and the Reorganization Plan.

(iv) On or about November 14, 2003, a group of lenders led by Fleet Capital Corporation had extended, and the Company had accepted, a commitment, subject to customary conditions, to provide a term and revolving financing facility (the "Emergence Facility") to discharge Weirton's obligations under the DIP Facility, pay amounts required to consummate the Reorganization Plan and provide working capital for the Company following its emergence from bankruptcy as a stand alone entity;

(v) That, pursuant to the orders of the Bankruptcy Court, December 12, 2003 had been established as the deadline for impaired classes of claimants of record as of October 20, 2003 who were entitled to vote on accepting or rejecting the Reorganization Plan and that December 16, 2003 had been fixed by the Bankruptcy Court as the date for the confirmation hearing on the issue of approving the Reorganization Plan[3];

(vi) On December 8, 2003, the Company announced that the confirmation hearing before the Bankruptcy Court scheduled for December 16, 2003 would be postponed indefinitely in order to permit the Company more time to complete the elements necessary to consummate the Reorganization Plan, also citing favorable prospects for legislation extending the term of the ESLGB.[4]

(vii) On December 10, 2003, the Company announced that it had reached an agreement with its principal union on certain temporary layoffs and that it viewed this development as a significant step in achieving new union contracts which it regarded as necessary to consummate the Reorganization Plan and the Emergence Facility; and

As noted above, the Emergence Facility depended on obtaining ESLGB guarantees, which themselves were conditional on a number of factors, including reaching agreements with the Company's principal union sufficient to achieve projected labor cost savings. Weirton supplied its prospective lenders with forward-looking information, including a business plan and projections relating to its business operations and financial performance. Entering into any definitive loan facility was conditioned, among other things, on substantially achieving those projections. In that regard, the projections took into account the need for new labor agreements and other factors, including assumed levels of production, raw materials availability and costs, pricing, sales and the like.

During December 2003 and January 2004, events transpired which led the Company to conclude that it could not obtain the Emergence Financing or consummate the Reorganization Plan.

First, despite months of strenuous efforts on the part of the Company to reach agreement with its principal union on new labor contracts consistent with the projections necessary to obtain the Emergence Financing, the parties were unable to do so. Weirton's management came to the conclusion that the leadership of Weirton's principal union preferred some other alternative to

[3] The timing of the filing of the Reorganization Plan, the circulation of its related Disclosure Statement and accompanying ballots, as well as the Bankruptcy Court hearing and the emergence financing had been structured to accommodate the anticipated expiration of the authority of the ESLGB to issue guarantees on December 31, 2003 and, accordingly, to satisfy all necessary conditions to an emergence by that date.

[4] The relevant bill became law as of January 23, 2004.

the stand alone Reorganization Plan. Under those circumstances, management concluded it would not be possible for the Company to finalize the Emergence Facility (or the ESLGB guaranty for that matter) on the terms offered by the lenders in November 2003.

Second, other factors led to a deterioration in the Company's business not contemplated when commitments for the Emergence Facility were issued in November 2003. On December 4, 2003, protective tariffs on steel were removed, raising substantial uncertainties concerning future import levels. Despite the concern over imports, a surging demand for steel in China appears to have dampened imports, and a significant pricing improvement has actually occurred over the past several months. However, only domestic producers who can maximize capability utilization at reduced cost levels will benefit from that development. Unfortunately for the Company, improved costs from new labor contracts have not materialized, and, since December 2003, Weirton has faced a supply shortage of coke, an essential raw material, which has required it to reduce hot metal production for an indeterminate period of time and resort to reductions in manning and staffing levels.[5] Lack of production has translated into the inability to make sales, further eroding Weirton's customer base and adversely affecting liquidity. Based on discussions with its banks, Weirton's management concluded that the Company's business deterioration had undermined its ability to obtain the Emergence Facility.

Third, the Reorganization Plan required approval of the requisite classes of voting claimholders for confirmation. Weirton, at the time it postponed the scheduled confirmation hearing in the Bankruptcy Court, had not reached agreement with any of the classes of voting creditors regarding their approval of the Reorganization Plan. Thus, creditor approval remained problematic and confirmation uncertain for reasons other than the Emergence Facility.

Based on those developments, in December and January 2004, the Company's Board of Directors directed management to focus on alternative courses of action. Those consisted of disposing of the Company's assets, preferably as a whole to another steelmaker subject to the approval of the Bankruptcy Court, or otherwise in an orderly liquidation of Weirton's business. Although not preferred, the possibility of these alternatives had been disclosed in Weirton's public filings.[6]

On February 18, 2004, the Company announced that it had reached an agreement to sell substantially all its assets to a subsidiary of International Steel Group, Inc.("ISG") and entered into an Assets Purchase Agreement (the "APA") to that effect. The event was reported by the Company publicly and a Form 8-K filed on the same date (February 18, 2004). Consistent with its obligations under the APA, the Company subsequently filed materials with the Bankruptcy Court setting in motion the sale process looking to consummate that agreement. Subject to the operation of the bankruptcy process, management believes the sale to ISG could be

[5] As the Company has disclosed in its filings and reports, it is an "integrated" producer in that it makes steel from raw materials (principally iron ore/pellets, coke, limestone and other minerals), but it does not own or control raw material production sources, as do several of its larger competitors. In December 2003, a coal mine fire affecting Weirton's primary coke supplier (which is also its primary competitor in tin mill products) led that supplier to declare *force majeure* conditions and to put the Company on allocation of coke at levels significantly below promised contract volumes. Given the worldwide shortage of coke, the cancellation of a secondary supply contract and its weak finances, the Company has been unable to replace the lost volumes.

[6] According to the Disclosure Statement: "The Debtor is also simultaneously pursuing other options with respect to its reorganization, which may include, but are not limited to, the sale of some or all of Weirton's operating assets...Weirton's ability to sell some or all its assets could impact [sic] Weirton's decision to pursue its reorganization in accordance with the [Reorganization] Plan." The Company's Form 10-Q filed on November 14, 2003 also indicated this alternative possibility.

consummated sometime in April 2004. Among other things, the terms of the APA provide for reductions of employee staffing levels at the Company prior to a closing of the transaction, and the process of reviewing and implementing those reductions is underway.

The Company has been managing its assets as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code. Beginning in December and January 2004, the Company shifted its efforts from reorganizing to selling its assets or otherwise liquidating its business. The APA represents the outcome of those efforts. Therefore, the Company's bankruptcy proceeding under Chapter 11 of the Bankruptcy Code has now fundamentally changed in character. It is no longer the typical Chapter 11 reorganization that would result in the emergence of the Company as a reorganized, ongoing operating entity. Rather, the Company effectively has become a "liquidating" debtor.

Requested Relief

Based on Exchange Act Release 9660 (June 30, 1972) (the "1972 Release") and Staff Legal Bulletin Number 2 (April 16, 1997) (the "Bulletin"), the Company proposes to discontinue filing with the Commission any further Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q under Section 13(a) or 15(d) of the Exchange Act, but, in lieu thereof, to continue filing under cover of Form 8-K, copies of its MORs (including any final report) no later than 15 days after they are filed under the Bankruptcy Code and to make filings and disclosures of material events relating to the bankruptcy and otherwise as may be required from time to time on a current basis pursuant to Form 8-K. This modified reporting procedure would replace the periodic reports required under the Exchange Act until the liquidation of Weirton is complete.

At the time liquidation is being completed, the Company will (a) file a final Report on Form 8-K, (b) take appropriate steps to terminate the existence of the Company and (c) file a Form 15 to terminate its reporting obligations under the Exchange Act. In the now highly unlikely event Weirton reorganizes pursuant to Chapter 11, it will file a Form 8-K upon effectiveness of any plan of reorganization with such information (including financial statements if the annual and quarterly reports are not filed as proposed herein) as the Staff deems appropriate. Any reorganized Weirton, to the extent subject to the Exchange Act, would then comply fully with its reporting obligations for all periods commencing after release from proceedings under the Bankruptcy Code.

Rationale for Requested Relief

In the past, the Commission has agreed to the modification or suspension of the Exchange Act reporting requirements of certain issuers subject to proceedings under the Bankruptcy Code. The 1972 Release reflects the Commission's position that it will accept reports that differ in form or content from the quarterly or annual reports required by the Exchange Act where the issuer is subject to bankruptcy proceedings or has severely curtailed its operations so long as the modified reporting procedure provides adequate protection for investors and is not inconsistent with the public interest. The Bulletin indicates that issuers may request a "no-action" letter from the Staff that applies the positions in the 1972 Release to the issuer's facts. The Bulletin requires the issuer to present a clear demonstration of its inability to continue reporting, its efforts to inform its security holders and the market, and the absence of a market in its securities by responding to specific guidelines. The following paragraphs provide the required response.

A. Information Regarding Disclosure of Financial Condition

1. Whether the issuer complied with its Exchange Act reporting obligations before its Bankruptcy Code filing.

The Bulletin requires that an issuer requesting relief be current in its Exchange Act reports for the 12 months before its bankruptcy filing.

- Weirton has been current in all its Exchange Act reports, not only for all periods preceding the Bankruptcy Filing, but throughout the bankruptcy process itself (i.e. from May 19, 2003 to date).

2. When the issuer filed its Form 8-K announcing its bankruptcy filing; whether the issuer made any other efforts to advise the market of its financial condition.

The Bulletin requires that an issuer requesting relief timely file a Form 8-K announcing its bankruptcy.

- Weirton complied with this obligation by reporting the Bankruptcy Filing in its Report on Form 8-K filed on the same day (May 19, 2003) as the Bankruptcy Filing.

The Bulletin also requires a discussion of any efforts other than the filing of the Form 8-K that the issuer made to inform its security holders and the market of its financial condition.

- Weirton's reports and proxy materials filed under the Exchange Act in 2001-2003 preceding the Bankruptcy Filing and its registration statements and amendments filed under the Securities Act of 1933 in 2001 and 2002 in connection with exchange offers covering publicly traded debt are replete with disclosures regarding unprecedented recessionary conditions affecting the domestic steel industry, the Company's deteriorating financial condition stemming from them, the steps the Company was taking or proposing to take to address such matters, and possible consequences and outcomes that could arise from alternative courses of action. These disclosures appeared regularly and multiple times in the Company's filed disclosure documents under topics ranging from "Description of Business" and "Risk Factors" to "Management's Discussion and Analysis."[7] These disclosures demonstrate that the Company has made additional substantial and continuous efforts besides giving notice of the Bankruptcy Filing to inform its investors and the market of its financial condition and its relationship to making the Bankruptcy Filing.

3. Whether the issuer is able to continue Exchange Act reporting; whether the information in modified reports is adequate to protect investors.

The Bulletin requires a discussion of the reasons why an issuer requesting relief cannot continue to comply with Exchange Act reporting, including (a) whether the issuer has ceased its operations, (b) why filing periodic reports would present an undue hardship to the issuer, (c) why the issuer cannot comply with the disclosure requirements and (d) why the issuer believes granting the request is consistent with the protection of investors.

[7] In the interest of conciseness, these disclosures have been characterized without a detailed listing. If the Staff requires such a listing quoting actual language, it can be furnished supplementally.

- Weirton's steelmaking and finishing operations are conducted at a single site in West Virginia. Substantially all the Company's facilities operating at the date of the Bankruptcy Filing remain operational at present, with, however, curtailed hot metal production and reduced manning and staffing as noted. In order to pursue the alternative of a "going concern" asset sale, it was important to maintain as many of Weirton's ordinary business operations as possible and as its financial condition permitted. Under the APA, Weirton is now required to continue to operate its commercial business in the normal course until the assets are sold to ISG. The fact that Weirton's operations remain intact for those purposes, however, does not supply a reason why the Company should be required to continue with its previous level of Exchange Act reporting. The importance is not in the temporary normality of the operations, but in the fast approaching end to which they relate. Under the bankruptcy process, Weirton will cease to operate in the short-term, possibly within weeks after its next ordinary Exchange Act periodic report is due. Moreover, while the APA focuses on operational continuity, it will also result in additional permanent staff reductions, including among the Company's staff normally involved with reporting and compliance.

- Continued compliance with the periodic reporting requirements of the Exchange Act at this point clearly will impose undue hardships. Not only will it saddle the Company's estate with a significant burden in terms of expense[8] (and complicate interim finance),[9] but it will also require undue effort and result in extreme hardship on the part of remaining management.[10] Since the Bankruptcy Filing, the Company has been fully occupied addressing the day-to-day needs of a Chapter 11 debtor and structuring the Reorganization Plan (with all its attendant requirements such as the Emergence Facility, ESLGB guarantees and labor contracts), as well as trying to repair and revitalize the Company's business. Through all that, it maintained its regular, quarterly periodic and interim filings without requesting relief. However, now that additional adverse factors have led to the APA in the past month and an ever shrinking time frame to close that transaction, it will be necessary to devote substantially all the Company's limited resources to that end. As a result, the Company believes, even if it had the financial resources and talent at hand, as a practical matter, it could not file the 2003 Form 10-K without an extensive and uncertain delay in any event.

[8] Continued normal periodic reporting would require retention of third party professionals for the 2003 Annual Report on Form 10-K, the next periodic report, due on March 30, 2004, at an estimated $60,000-$100,000 (presuming the Company has the internal workforce to manage such a third party process considering the headcount reductions described above and in footnote 10) beyond the ordinary costs for producing, filing and disseminating such report.

[9] The revolver under the DIP Facility utilizes all collections to pay down indebtedness on a daily basis and permits the Company, if an adequate "borrowing base" of inventory and receivables exists at the time and there is no default, to reborrow sums for working capital purposes. Defaults under the DIP Facility can arise from, among other things, failure to maintain specified financial ratios and other measurements. Expenses for continued reporting, particularly where they involve costs for outside professionals, adversely affect such measurements and can contribute to a DIP Facility default.

[10] Since the Bankruptcy Filing and to date, the number of salaried exempt employees has been reduced approximately 24% through departures and terminations. These have included employees involved in the preparation of periodic reporting documents as well as supporting their preparation. Only two management employees regularly involved with periodic reporting documentation preparation remain at present and they are heavily occupied in the sale. The Company estimates that preparation of its Form 10-K in prior years has involved, on the average, several hundred hours of internal time.

- The relief requested is consistent with the protection of the Company's equity holders. As noted above, neither the Reorganization Plan, nor an asset sale and liquidation following consummation of the APA (or in the absence of the APA), would provide any payment or other return of value for Weirton's equity holders. Furthermore, protection of the interests of all claimants against the Company's estate is a substantive matter before the Bankruptcy Court, and it will make adjudications in that regard. The Company has proposed to continue filing Current Reports containing its MORs and, at the conclusion of the Bankruptcy proceedings, to file a final report. As they have been since August 2003, the MORs will continue to become part of the public case file at the Bankruptcy Court and will be available through the filings with Commission, providing both equity holders and creditors with accurate and reasonably updated information about the status of the Company's affairs from a Bankruptcy Code perspective. As a result, the Company's security holders will continue to kept informed as to the Company's financial condition.

- Non-financial data, such as management and related transaction information that normally would be provided in periodic reports under the Exchange Act, is not necessary under the circumstances for the protection of equity holders because, under the alternative being pursued, neither management nor the board of directors of the Company intend to operate the Company in the future. They remain affiliated with the Company solely to complete its winding up.

B. Information Regarding the Market for the Issuer's Securities

The Bulletin requires the issuer requesting relief to discuss in detail the market for its securities. The more active the market, the less likely that relief will be granted. If the issuer's securities are traded on a national securities exchange or the NASDAQ Stock Market, the Bulletin indicates that the Commission is unlikely to grant the requested relief. The information must demonstrate that there is minimal trading in the issuer's securities. The Bulletin also requires the issuer to provide the number of market makers for its securities and the number of trades per month for each of the three months before the issuer's Bankruptcy Code filing and each month after the filing.

- The Company's Common Stock is not listed on a national securities exchange or the NASDAQ Stock Market. Trading in the Company's Common Stock has been available on the OTC Electronic Bulletin Board since September 2001.

  The Company believes there have been five market makers listed for its Common Stock, but has had no recent contact with them. Trading in the Common Stock while on the OTC Bulletin Board had been generally at volumes less than on the NYSE. For all of 2002, according to the Company, average daily trading volume in the Common Stock was approximately 84,500 shares. For 2003, according to information maintained by the Company, average daily trading volumes and average trading prices of the Common Stock in the first four months preceding the Bankruptcy Filing were:

  (i) January –16,862 shares @ $0.29;
  (ii) February- 38,711 shares @ $0.26;
  (iii) March- 40,548 shares @ $0.24; and
  (iv) April- 36,355 shares @ $0.17.

Following the month of the Bankruptcy Filing (May), average daily volume and price for the succeeding months was as follows:

(i) June- 97,010 shares @ $0.06;
(ii) July- 52,741 shares @ $0.05;
(iii) August- 120,343 shares @ $0.05;
(iv) September- 93,857 shares @ $0.11;
(v) October- 84,187 shares @ $0.08;
(vi) November- 211,663 shares @ $0.07; and
(vii) December- 386,845 shares @ $0.05.[11]

While the above volumes for 2003 were not insignificant measured in numbers of shares traded, the penny stock levels of their prices mean that the dollar value of trading has been in fact *de minimis*. For example, the average daily dollar value of trading during the balance of 2003 (June-December) was only $13,665. Excluding the artificially high peak months of November and December 2003, the daily dollar value was a mere $9,802. At such levels, the costs of compliance with full periodic reporting, even if the Company could pay for them, seem grossly disproportionate to any benefit.

The Company maintains no records regarding trading of its Series C Preferred Stock which was issued as partial consideration in a 2002 exchange offer for senior notes. Trading in that security is believed to be minimal and sporadic.

The Company believes that continued full periodic reporting will provide no protective benefit to equity investors and, as discussed below, no incremental benefit to debtholders. As previously disclosed by the Company, the impaired classes of claimants against the estate consisting of all holders of equity (Class 8- "Preferred Stock Interests" and Class 9- "Common Stock Interests") would have received no distribution under the Reorganization Plan and were deemed to have rejected it. The Company has concluded that such holders will fare no better under the sale and liquidation alternative. As a result, two of the principal classes of investors whom the disclosure structure under the Exchange Act was designed to protect not only account for minimal value of trading of the most speculative nature, but are certain to receive nothing as a result of the bankruptcy proceeding. Under those circumstances, the Company believes it makes no sense to expend more of its scarce resources providing the same full disclosure protections (as it has for the nine ensuing months of its bankruptcy) where it furnishes no meaningful protection to investors.

- As noted, additionally, three issues of debt are also listed for trading on the OTC Bulletin Board. The Company maintains no records concerning their trading levels or volumes and receives only sporadic contacts from firms which are trading, or purport to be trading, such instruments.

However, according to the Disclosure Statement accompanying the Reorganization Plan, Class 5- "Secured 2002 Exchange Note Claims" and "Secured

[11] The significant rise in trading activity in the last two months of 2003 coincided with the filing of the Reorganization Plan, the circulation of the Disclosure Statement and ballots for approval of the plan and the securing of commitments related to the Emergence Facility, during all of which time the Company was providing full Exchange Act reporting.

Pollution Control Bond Claims"[12] and Class 6- "General Unsecured Claims"[13] were categorized as "impaired," were entitled to receive consideration according to the plan, and were entitled to vote on the plan. Thus, those claims are not only subject to the jurisdiction of the Bankruptcy Court, their holders were entitled to receive (and did receive) full disclosure materials authorized by that court prior to participating in the voting aspects of the bankruptcy process. Assuming the same prospects for them under the APA, as claimants, those security holders will continue to receive the substantive and procedural protection of the Bankruptcy Court which enforces a judicial disclosure and adjudication process outside the scope of the Exchange Act. Moreover, as the Disclosure Statement pointed out, those classes are also represented by creditors' committees and separate counsel directly involved with the Bankruptcy Court. As further proceedings involving the Company and the creditor claimants who hold Section 12(g) registered securities will flow from the Bankruptcy Court, it is impossible to see how their interests as investors would be protected by requiring the Company to prolong its Exchange Act periodic reporting in a format that has become largely irrelevant to them. Continued current reporting by the Company, as proposed, will be sufficient to focus those investors on the Bankruptcy Court where issues relating to their claims will be resolved.

C. The Timing of the Issuer's Request for Modification of Reporting

The Bulletin indicates that an issuer should submit its request promptly after it has entered bankruptcy.

- Weirton has submitted its request promptly after the change in direction of its bankruptcy case indicated to the Company that the relief it is now seeking is both necessary and merited. Prior to this point, the Company's bankruptcy proceedings were directed primarily at restructuring and, accepting the view that disclosure could serve some useful purpose for investors and the Company's available financial resources could support its efforts, it provided full and complete Exchange Act reporting since the Bankruptcy Filing. With the need to resort to an asset sale under the APA and the current intention to liquidate, those circumstances no longer exist.

Conclusion

In view of (a) the fact that the Company is no longer pursuing restructuring and has agreed to sell its assets, becoming a liquidating Chapter 11 debtor, (b) the enormity of the task facing the Company's limited staff in preparing MORs and other filings and pleadings with the Bankruptcy Court directed at obtaining approval of the sale and continuing to deal with the prospective acquirer and creditor representatives, (c) the limited and tenuous financial resources available to the Company, (d) the *de mininmis* trading values reflected in the market for the Company's Common Stock and the certitude that equity holders will not receive value from the disposition of the Company's assets from one bankruptcy alternative or another, (e) the procedural and substantive protections through the Bankruptcy Court and Bankruptcy Code

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[12] The secured pollution control bond claims arise from debt instruments issued in a 2002 exchange offer by the City of Weirton, WV for an earlier series of unsecured pollution control bonds. The 2002 issue was secured by Company facilities on a shared lien basis with the Company's 10% Senior Secured Notes due 2008 issued in a simultaneous 2002 exchange offer made by Weirton. The latter issue is a security of the Company registered under Section 12(g) of the Exchange Act and referred to under "Background."

[13] The general unsecured claims include the two remaining unsecured issues of the Company's Senior Notes due 2004 and 2005 registered under Section 12(g) of the Exchange Act and referred to under "Background."

available to holders of the Company's publicly held debt who may receive value from the bankruptcy, and (e) the abundance of public information concerning the Company that otherwise will be available to interested parties through Bankruptcy Court filings and the modified, reduced reporting procedures proposed herein, the Company believes that the modified procedures are appropriate to its condition.

Granting the relief requested herein would be consistent with the 1972 Release, the Bulletin and the Staff's prior no-action correspondence, where, as here, full compliance with the reporting requirements of the Exchange Act would pose an undue hardship, such compliance was not needed to protect and inform investors and the public, and the modified reporting procedures proposed were not inconsistent with the public interest. See, e.g. Hauser, Inc. (July 17, 2003); Insilico Holding Co. (March 18, 2003); Laclede Steel Company (July 25, 2002); Opticon Medical, Inc. (June 28, 2002); Brazos Sportswear, Inc. (November 22, 1999); Roberds, Inc. (October 4, 2000); LA Gear, Inc. (February 27, 1998); Martin Lawrence Limited Editions (July 3, 1997); Comptronix Corporation (April 4, 1997); and Cray Computer Corporation (May 16, 1996).

For the foregoing reasons, I respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company proceeds to modify its reporting under the Exchange Act as specified under the caption "Requested Relief." The Company has advised me that it undertakes to report and perform such actions in the manner so specified.

If you have any questions regarding this matter or if you need additional information, please do not hesitate to contact me at the numbers/addresses indicated above or William R. Kiefer, Esq., Secretary and General Counsel of Weirton, 400 Three Springs Drive, Weirton, WV 26062 who may be reached at (304) 797-2111 william.kiefer@weirton.com.

If the Staff believes that it will be unable to respond affirmatively to this request, we would like the opportunity to discuss with you, in advance of any formal written response, possible alternative courses of action that the Company might pursue.

Very truly yours,

James A. Testa

James A. Testa

cc: William R. Kiefer, Esq.